Filed by Crown LNG Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Catcha Investment Corp

File No. 333-274832

Date: January 16, 2024

Markets

Norway’s Crown LNG to Spend $1 Billion on India Regas Terminal Counting on Mounting Demand

•	Crown LNG to have facility in Andhra Pradesh open by 2028

•	India wants gas to be 15% of energy mix by end of decade

By Rakesh Sharma

January 16, 2024 at 1:44 AM EST

Crown LNG will invest more than $1 billion in an Indian liquefied natural gas import terminal that it aims to open in 2028, the Norwegian company’s chief executive officer said.

Indian gas demand is strong and likely to keep growing, but it is currently limited by the need for affordable supplies, Swapan Kataria said in an interview in New Delhi. LNG is likely to become cheaper due to increases in global capacity through the end of the decade, he said.

Prime Minister Narendra Modi has set a goal of raising the share of gas in India’s energy mix to 15% by 2030 from 6%, which has led to a frenzy of investments in infrastructure. Six out of the seven operational LNG import terminals currently running at less than half of their capacity, however, casting doubts on the viability of future projects.

Crown’s planned 7.2 million tons LNG import terminal to be built in Kakinada, in the state of Andhra Pradesh, will be India’s second largest, according to government data.

The firm is set to go public in the US via a merger with publicly traded Catcha Investment Corp., which will help it raise funds for its anchor projects in Kakinada and Grangemouth, in Scotland, Kataria said.

India’s LNG demand will hit 72.9 million tons a year by the end of the decade from an estimated 20.2 million tons last year, according to Bernstein analysts.

Important Information and Where to Find It

In connection with the previously announced business combination (“Business Combination”) among Catcha Investment Corp (“Catcha”), Crown LNG Holding AS (“Crown”), Crown LNG Holdings Limited (“PubCo”), and CGT Merge II Limited (“Merger Sub”), PubCo filed a registration statement on Form F-4 (the “Registration Statement”) (file no. 333-274832) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the related transaction documents, Catcha and Crown. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Crown’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described herein. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (as amended), or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Crown’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and Crown and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, Crown, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or Crown as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, Crown or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Crown’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or Crown undertakes any duty to update these forward-looking statements.